UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 12, Harbour District

Changan Investment Zone,

Fuzhou Mawei Economic & Technical Development Area

Fujian Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Gushan Environmental Energy Limited

Form 6-K

Page
SIGNATURES	3
EX-99.1 PRESS RELEASE	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: May 9, 2012	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Receives Continued Listing Standards

Notice from the NYSE

New York, May 9, 2012 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a producer of biodiesel and a manufacturer of copper products in China, today announced that on May 1, 2012, it received a letter from the New York Stock Exchange (“NYSE”) notifying the Company that it was not in compliance with one of the NYSE’s standards for continued listing of the Company’s American depositary shares (“ADSs”) on the exchange. Specifically, the NYSE indicated that it considers the Company to be “below criteria” because, as of December 31, 20111, its average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, its total stockholders’ equity was less than $50 million. On April 27, 2012, the Company reported that as of December 31, 2011, its total shareholders’ equity attributable to the Company was approximately $36.2 million. As of December 31, 2011, the Company’s global market capitalization over a consecutive 30 trading-day period was $27.5 million.

Under NYSE continued listing rules, the Company has 90 days from the receipt of the letter to submit a plan advising the NYSE of definitive action the Company has taken, or is taking, that would bring it into conformity with the applicable standards within 18 month of receipt of the letter. If the NYSE staff determines that the Company has not made a reasonable demonstration of an ability to come into conformity with the applicable standards within 18 months, the NYSE staff will promptly initiate suspension and delisting procedures. Otherwise, if the NYSE staff accepts the plan, the Company will be subject to semi-annual review by the NYSE staff for compliance with this plan until either the Company is able to demonstrate that it has returned to compliance for a period of two consecutive quarters or the expiration of the 18 month period. The NYSE staff will promptly initiate suspension and delisting procedures if the Company fails to meet the continued listing standards at the end of the 18 month period. The Company currently intends to submit such a plan and is exploring alternatives for curing the deficiency and regaining compliance with the NYSE’s continued listing standards.

The Company’s business operations and Securities and Exchange Commission reporting requirements are unaffected by this letter. The Company’s ADSs will remain listed on the NYSE under the symbol GU but will be assigned a “.BC” indicator by the NYSE to signify that the Company is currently not in compliance with the NYSE’s continued listing standards.

About Gushan Environmental Energy Limited

Gushan produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Gushan’s Sichuan production facility is currently in operation. Gushan also operates a copper products business in China which manufactures copper rods, copper wires, copper granules and copper plates primarily from recycled copper. Currently, the copper products business has two plants, with a daily production capacity of approximately 210 tons of recycled copper products.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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